
SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH. D.C.
185

SECU  SSION

07001231

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65875 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLYMPIA ASSET MANAGEMENT, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE, 17th Floor
(No. and Street)

NEW YORK, (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL O. BUNSIS (212) 586-7225
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MICHAEL P. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLYMPIA ASSET MANAGEMENT, Ltd., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

TIM POULOS
NOTARY PUBLIC, State of New York
No. 01PO4952928
Qualified in Queens County
Cert Filed in County
Commission Expires September 7, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OLYMPIA ASSET MANAGEMENT, LTD.

# FINANCIAL STATEMENTS
# AND
# INDEPENDENT AUDITOR'S REPORT

## FORM X-17A-5

## DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# OLYMPIA ASSET MANAGEMENT, LTD.

## CONTENTS

## DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of
Olympia Asset Management, Ltd.

I have audited the accompanying statement of financial condition of Olympia Asset Management, Ltd. as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olympia Asset Management, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 20, 2007

# OLYMPIA ASSET MANAGEMENT, LTD.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

| ASSETS | | |
|---|---|---|
| Current assets: | | |
| Cash | | $ 692,321 |
| Receivables from brokers and dealers: | | |
| Clearance account | $1,199,123 | |
| Good faith deposit account | 51,470 | 1,250,593 |
| Furniture, Fixtures and Equipment (net of Accumulated depreciation of $29,779) | | 69,488 |
| **Total current assets** | | **2,012,402** |
| Other assets: | | |
| Deposits | $ 129,839 | |
| Prepaid expenses | 62,888 | 192,727 |
| **Total assets** | | **$2,205,129** |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| Current liabilities: | | |
| Accrued compensation | | $1,302,720 |
| Accrued expenses payable | | $ 246,998 |
| **Total current liabilities** | | **1,549,718** |
| Stockholders' equity: | | |
| Common stock, no par value; authorized 200 shares; outstanding 100 shares. | $ 10,000 | |
| Additional paid-in capital | 290,000 | |
| Retained earnings | 355,411 | |
| **Total stockholders' equity** | | **655,411** |
| Total liabilities and stockholders' equity | | **$2,205,129** |

See notes to financial statements.

## OLYMPIA ASSET MANAGEMENT, LTD.

## STATEMENT OF INCOME AND EXPENSE

## FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | | $15,780,670 |
| Other income and interest | | 629,918 |
| Trading account loss | | ( 659,325) |
| **Total revenue** | | **15,751,263** |
| Expenses: | | |
| Salaries of voting stockholders | $4,930,000 | |
| Other employee compensation | 7,190,752 | |
| Commissions paid to other broker-dealers | 192,338 | |
| Regulatory fees | 93,920 | |
| Insurance expense | 185,034 | |
| Rent | 321,524 | |
| Telephone | 131,243 | |
| Quote expense | 126,403 | |
| Professional fees | 186,217 | |
| Payroll tax expense | 375,430 | |
| Other expenses | 776,263 | |
| **Total expenses** | | **15,509,124** |
| Income ( loss) before federal income taxes | | 1,242,139 |
| Less: federal income tax | | (-0-) |
| **Net income** | | **$ 1,242,139** |

See notes to financial statements.

## OLYMPIA ASSET MANAGEMENT, LTD.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| Resources provided: | | |
| Net income | | $1,242,139 |
| Increase in accrued expenses | | $ 12,032 |
| Depreciation | | 14,010 |
| Decrease in receivables from brokers and dealers | | 387,544 |
| **Total resources provided** | | **1,655,725** |
| Resources applied: | | |
| Increase in other assets | $ 13,182 | |
| Decrease in accrued compensation | 44,469 | |
| Distributions | 1,043,928 | |
| Increase in equipment | 33,176 | |
| **Total resources applied** | | **( 1,134,755)** |
| Increase in cash | | 520,970 |
| Cash - January 1, 2006 | | 171,351 |
| Cash - December 31, 2006 | | **$ 692,321** |

See notes to financial statements.

## OLYMPIA ASSET MANAGEMENT, LTD.

## STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Stockholders Equity, January 1, 2006 | $ 457,200 |
| Add: Net income | 1,242,139 |
| Less: Distributions | (1,043,928) |
| Stockholders' Equity, December 31, 2006 | **$ 655,411** |

### STATEMENT OF CHANGES IN LIABILITIES

### SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

### FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Balance, January 1, 2006 | $ -0- |
| Increases and (decreases) | -0- |
| Balance, December 31, 2006 | **$ -0-** |

See notes to financial statements.

# OLYMPIA ASSET MANAGEMENT, LTD.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2006

### 1. DESCRIPTION OF BUSINESS

Olympia Asset Management, Ltd. (the "Company") is a registered securities broker-dealer located in New York, New York. The company became a member of the National Association of Securities Dealers ("NASD") on September 9, 2003, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company was incorporated under the laws of the State of New York on December 4, 2002 and changed its name from Murphy Financial Group, Inc. on March 24, 2003.

### 2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis and MACRS method of depreciation.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The stockholder of the Company has elected to be taxed as an "S" corporation for federal and New York State tax purposes. Under "S" status, the Company is not subject to federal and NYS corporate income taxes on its taxable income. Instead, the stockholder is individually liable for income taxes on corporate taxable income. Accordingly, the accompanying financial statements only provide for corporation income taxes imposed by New York City.

### 3. DUE FROM CLEARING FIRM

The Company has a clearing agreement with Penson Financial Services, Inc. The clearing broker has custody of the Company securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers, which are carried, on the books and records of the clearing broker.

## CONTINUED NOTES TO FINANCIAL STATEMENTS

At December 31, 2006, the amount due from the Company's clearing firm consisted of net commissions receivable of $1, 199,123 and a clearing deposit of $50,000.

### 4. LEASE COMMITMENT

The Company leases an office facility under a lease expiring in 2009. Rent expense under the office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $26,792 at December 31, 2006. Total rent expense was $321,524 for the year.

Future minimum lease payments as of December 31, 2006 are:

Year ending December 31,

| | |
|---|---|
| 2007 | $259,680 |
| 2008 | 259,680 |
| 2009 | 43,280 |
| Total | $562,640 |

### 5. FINANCIAL INSTUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

The Company places its cash in commercial checking accounts; bank balances may from time to time exceed federally insured limits.

### 6. RELATED PARTY TRANSACTIONS

The stockholder received capital distributions from the Company in the amount of $1,043,928 during the year.

## OLYMPIA ASSET MANAGEMENT, LTD.

### NOTES TO FINANCIAL STATEMENTS

7. **EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations.

8. **THE FOLLOWING SUPPLEMENTARY INFORMATION IS SUBMITTED:**

Exemption from Rule 15c-3-3 is claimed under (k) (2)(b);

All customer transactions are cleared through another broker-dealer, Penson Financial Services, Inc. on a fully disclosed basis.

**NET CAPITAL REQUIREMENTS:**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregated indebtedness, as defined, or $5,000, whichever is greater.

Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $391,456. In January 2007, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $393,196. The difference of $1, 740 is due to accruals and reclassifications made during the audit.

9. **LEGAL MATTERS**:

An arbitration has been filed against the firm by a customer. The case is in the discovery phase. Management is vigorously defending the action and believes it will prevail on the merits.

## OLYMPIA ASSET MANAGEMENT, LTD.

## COMPUTATION OF NET CAPITAL

## DECEMBER 31, 2006

| | | |
|---|---|---|
| Stockholders' equity | | $ 655,411 |
| Less: non-allowable assets | | (263,955) |
| Net capital before haircuts | | 391,456 |
| Less: Haircuts on securities | | -0- |
| **Net capital** | | **391,456** |
| Greater of: | | |
| Minimum dollar net capital required | **$ 5,000** | |
| or | | |
| Minimum net capital required: (6.67% of aggregate indebtedness $1,549,718) | **$ 103,320** | 103,320 |
| **Excess net capital** | | **$ 288,136** |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | **$1,549,718** |
| Percentage of aggregate indebtedness to net capital | **396%** |

See notes to financial statements.

## OLYMPIA ASSET MANAGEMENT, LTD.

## RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

## DECEMBER 31, 2006

| | |
|---|---|
| Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report) | $393,196 |
| Less: Audit adjustments | (1,740) |
| Net capital per audited report, December 31, 2006 | **$391,456** |

No material differences existed between the unaudited and audited net capital computation.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

## ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

**OLYMPIA ASSET MANAGEMENT, LTD.**

I have examined the financial statements of Olympia Asset Management, Ltd. for the year ended December 31, 2006 and have issued my report thereon dated February 20, 2007. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 20, 2007



END